UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 29, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Calypte Biomedical Corporation

File No. 001-32280 - CF#25868

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      Calypte Biomedical Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 29, 2010, as amended on Form 10-Q/A filed on November 22, 2010.

      Based on representations by Calypte Biomedical Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit 10.198   through October 28, 2015

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel